July 19, 2006


Mr. Daniel Ollech
Chief Executive Officer
B&D Food Corp.
575 Madison Avenue
New York, New York 10022-251



      Re:	B&D Food Corp.
Form 10-KSB for Fiscal Year Ended December 31, 2005
		Filed March 31, 2006
		File No. 0-21247


Dear Mr. Ollech:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Year Ended December 31, 2005

Financial Statements

Audit Opinion, page F-2

1. We note the response of Schwartz Levitsky Feldman llp (SLF) to our letter to the company dated February 9, 2006. We believe that it is not appropriate for the company to use an accounting firm based in Canada when you are incorporated in the United States and the majority of your operations are in Brazil, with certain key members of management and major shareholders resident in Israel. However, we will not object to the use of your Canadian auditor, SLF, for the financial statements included in your 2005 Form 10-KSB. We also will not object to SLF signing the audit report as the principal auditor, even though audit field work was performed by an HLB International affiliate, Audilink & Cia Auditors, as a contractor under SLF`s direction, supervision and review.

Effective for the year ending December 31, 2006, beginning with your
June 30, 2006 Form 10-QSB, we expect you to engage a registered public accounting firm that is more appropriate for your circumstances. In this regard, we note that it may be appropriate for B&D Food, Corp. to engage an accounting firm based in the United
States, or an accounting firm based in Brazil that is recognized by the SEC, as well as registered with the PCAOB. If you intend to engage an accounting firm based in Brazil, please refer to the guidance in Section IV.C. of the International Reporting and Disclosure Issues Outline available on our website at the following address:

http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P3
13_42976

If you have questions on whether the Brazil-based accounting firm you may choose to engage is recognized by the SEC, please contact the Office of the Chief Accountant at (202) 551-5300. Please confirm that you will comply with this comment and engage an accounting firm that is more appropriate for your circumstances effective for your fiscal year ending December 31, 2006, beginning with your June 30, 2006 Form 10-QSB. Please describe your plans and any current action taken to comply with this comment.

Note 1 - General, page F-7

2. We previously noted the disclosure you include under point (d), explaining that along with the 95,344,688 shares, you issued a convertible promissory note in the amount of $10 million to Livorno pursuant to your July 11, 2005 agreement. We see that in recording this liability, and the merger of entities, you also include a debit in the equity statement equal to this amount. You also have disclosure indicating that the comparative financial statements of the prior year and up to April 29, 2005 are those of BDFC on a stand alone basis. However, on page 7 you state that the $10 million promissory note was issued "...in consideration for BDFC`s outstanding preferred stock." Given this disclosure, we would like to understand why the preferred stock is not shown on the December 31, 2004 balance sheet. Please contact us by telephone to discuss.


Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Daniel Ollech
B&D Food Corp.
July 19, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010